MacKenzie Patterson, Inc.
                                  on behalf of
                       AHY Institutional Investors, Ltd.
                         1640 School Street, Suite 100
                            San Francisco, CA 94556
                                 (925) 631-9100


              Would you give your broker authorization to sell your
                      house at 70% of its appraised value?

Dear Brauvin Real Estate Fund L.P. 4 Investor,

By now, you should have received a Solicitation Statement from the General Partners dated June 14, 1999, soliciting the Limited Partners to vote to authorize the sale of all the Partnership's properties with the result being liquidation of the Partnership.

While we applaud the intention to liquidate the partnership,

                We strongly suggest that the partners reject the
                      request to sell at such a low value!

The proposed transaction sets a minimum sale price of $27,937,000 for the properties of the Partnership, Brauvin Real Estate Fund L.P. 5 and Brauvin Income Properties L.P. 6; $8,940,050 would be Brauvin 4's pro rata share, but as we have interpreted, the requested approval would allow the 70% to be figured on the total transaction,

            It is entirely possible that Brauvin 4's properties could
                    be sold for less than 70% of appraisal!

And these prices will be reduced for any expenses incurred to close the transaction!

We believe it important that the limited partners consider the following regarding issues we think were inadequately discussed in the Solicitation Statement. Please review these points before making any decision whether to vote for or against the proposed transaction.

o How did the General Partners come up with a floor of 70% of appraised value? We are still asking ourselves that question. In a telephone discussion with us, the Vice President and Secretary, James Brault, explained that the General Partners need "Flexibility" in order to market the properties efficiently.

          We believe that allowing the General Partners to sell at 70% of value grants them excessive discretion.

We believe the intent of the limited partnership agreement was to give the investors the right to vote on a liquidation of the partnership based upon some certain knowledge of what the results would be. Granting the General Partners this kind of discretion, could result in Brauvin 4 investors receiving No distribution at all!

o Why would we want to give the General Partners the kind of flexibility that allows him to sell real estate at a 30% discount from its appraised value? How could that possibly be in the best interests of the investors?

o How much will you receive if the Partnership sells the properties at 70% of their appraised value? Within the solicitation, the General
         Partners estimated that if the properties were sold at the appraised value, Limited Partners would receive a liquidating distribution of $320.03/unit, net of expenses associated with the solicitation and required reserves. Would investors receive 70% of $320.03 if the properties are sold for 70% of appraised value? NO!! Just review the pro forma liquidation basis below: (These figures are taken from the proxy statement, and we believe the results below to be a reliable indication of distributable assets given the assumptions used. However, we cannot guarantee the presentation is valid nor that the numbers are accurate.)



                                                    Based on 70% of      Based on 90% of      Based on 100% of      Based on 110% of
                                                    Appraised Value      Appraised Value      Appraised Value       Appraised Value
                                                    (sale price @        (sale price @        (sale price @         (sale price @
                                                    $8,940,050)          $11,494,350)         $12,771,500)           $14,048,650)
                                             ---------------------------------------------------------------------------------------

ASSETS:
Investment in Sabel Palm Joint Venture:                $(361,607)            $ (34,350)              $85,187              $ 119,722
Cash & Cash Equivalents:                                  752,613               752,613              752,613                752,613
Real estate assets held for sale:                       8,960,325            11,541,825           12,824,250             14,112,225
Rent receivable (net of allowances):                      193,998               193,998              193,998                193,998
Escrow deposits:                                           14,392                14,392               14,392                 14,392
Other Assets:                                               4,037                 4,037                4,037                  4,037
                                             ---------------------------------------------------------------------------------------
                                     Total Assets:      9,563,758            12,472,515           13,874,477             15,196,987

LIABILITIES:
Mortgage Note Payable                                 $11,000,831           $11,000,831          $11,000,831            $11,000,831
Accounts payable & Accrued expenses                       190,463               190,463              190,463                190,463
Tenant security deposits                                   63,878                63,878               63,878                 63,878
Deferral on gain on real estate                                 0               892,962              892,962              2,064,156
Estimated losses through liquidation                      213,785               213,785              213,785                213,785
Due to Affiliates                                          45,331                45,331               45,331                 45,331
Minority Interest in Strawberry Joint Venture           (947,957)             (358,277)            (358,277)              (316,658)
                                             ---------------------------------------------------------------------------------------
                                   Total Liabilities:  10,566,331            12,048,973           12,048,973             13,261,786

Net Assets in Liquidation                            $(1,002,573)              $423,542           $1,825,504             $1,935,201
                                             ---------------------------------------------------------------------------------------

What will LP's receive per Unit:
(add back non-cash items)
Deferral on gain on real estate                                 0               892,962              892,962               2,064,15
Investment in Sabel Palm Joint Venture                    361,607                34,350                    0                      0
                                             ---------------------------------------------------------------------------------------
                                   LP's Equity:        $(640,966)            $1,350,854           $2,718,466             $3,999,357

Probable Distribution/Unit:                              $(67.12)               $141.45              $284.66                $418.78
                   (9,550 outstanding units)


(Please note that the 90% estimated value, was only adjusted for the sale price and their participation in Sabel Joint Venture. The Partnership was unable to direct us as to the methods upon which they calculate the Deferral on gain on real estate, Investment in Sabel Joint Venture, and Minority Interest in Strawberry Fields Joint Venture. Thus, the figures were either held constant or estimated based on the previous assumptions.)

o As stated above, we do not oppose the sale of the properties, only the request of the General Partners to be able to sell for as low a price as 70% of appraised value.

         We recommend that the General Partners amend their proposal so that they seek Limited Partner approval to sell the Partnership's properties for not less than 90% of appraised value

If that minimum cannot be met, the General Partners can then solicit permission to sell the properties at a lower price, but only once the sale agreement has been reached. By handling the sale in this manner, we believe that the Limited Partners would be better informed of the entire sale process and have a clear picture of what they may receive (in distributions) once the Partnership comes to a close.

o Please note that according to the most recently reported trading activity in leading industry publications, the Partnership Spectrum and the Dow Jones Investment Advisor1, had shown average trading prices for the Brauvin 4 units equal to $135.50/unit and $250/unit respectively. These trading prices do not include commissions paid by the seller. Even we, MacKenzie Patterson, offered $170 per Brauvin 4 unit which was not reduced by selling commissions or transfer fees. The possibility exists that partners will get LESS than these amounts if the General Partners's request is granted. Why would you approve a sales price of 70% of the appraised value which equates to receiving only a minimum distribution, when partners could have sold at substantially higher prices in the market place?

 o If you have already sent in your ballot, it's not too late to withdraw your vote! As a Limited Partner, you have the right to change your mind.

     Should you have any questions regarding any information disclosed in this letter, please call MacKenzie Patterson, Inc. at
                                 (925)631-9100!
     Or, if you have any concerns regarding your investment after reading this material, please call your managing General Partner
                        Jerome Brault at (312)759-7660.

              Thank You for taking the time to read this material!
--------
     1 Partnership Spectrum, Partnership Profiles, Inc., March/April 1999; The Dow Jones Investment Advisor, Dow Jones Financial Publishing Corp., May 1999. Please note, that these trades are sporadic, and are not a reliable indicator of intrinsic value.